THIS NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION OF THIS NOTE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE (THE "SECURITIES ACT") AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT IS AVAILABLE.

CONVERTIBLE PROMISSORY NOTE

Principal Amount of Note: [$[AMOUNT]] Date of Note: [EFFECTIVE DATE]]

FOR VALUE RECEIVED, the undersigned, Biodel AG, Inc., a Delaware Corporation ("Borrower"), located at 38768 W. Farrell Road, Maricopa, AZ 85318, promises to pay to the order of _________ ("Lender") at ____________________________ or at such other place as Lender may, from time to time, designate in writing, the sum of _________________________ ($__________), with simple interest thereon at a rate per annum equal to five percent (5%) based on a 365-day year or a 366-day year, as the case may be, and charged on the basis of actual days elapsed), in accordance with the following provisions.

Subject to earlier conversion pursuant to Section 2 below, the principal of this Convertible Promissory Note (this "Note") shall mature and be due and payable twenty-four (24) months from the close of this offering (the "Maturity Date"). Accrued and unpaid interest will be due and payable in full on the Maturity Date.

1. Interest

All past due principal on this Note will bear interest from maturity (whether at scheduled maturity, upon acceleration of maturity following an Event of Default (as defined below) or otherwise) until paid at the rate of fifteen percent (15%) per annum. Except as otherwise set forth herein, all payments hereunder must be payable in lawful money of the United States of America that is legal tender for public and private debts at the time of payments.

2. Conversion and Repayment.

a. Conversion upon a Qualified Financing. In the event that the Borrower issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $500,000.00 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) the quotient resulting from dividing $25,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming

conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

b. Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

c. Procedure for Conversion. In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise

be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

d. Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

3. Prepayments. Borrower may not prepay this Note in whole or in part without the consent of the holder of this Note prior to the Maturity Date.

4. Representations and Warranties

a. Representations and Warranties of the Company
(i.) Organization, Good Standing and Qualification . The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "Material Adverse Effect "). (ii.) Corporate Power. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "Board") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. (iii.). Authorization. All corporate action on the part of the Company, the Board, and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. Any securities issued upon conversion of this Note (the "Conversion Securities "), when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws. (iv.). Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained. (v.). Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order, or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would have a Material Adverse Effect. (vi.). Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or bylaws, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a Material Adverse Effect. The execution, delivery and

performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture or nonrenewal of any material permit, license, authorization, or approval applicable to the Company, its business, or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder. (vii.). No "Bad Actor" Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("Disqualification Events "). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "Company Covered Persons " are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder. (viii.). Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue and sale of this Note and the Conversion Securities (collectively, the "Securities") are and will be exempt from the registration and prospectus delivery requirements of the Act and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. (ix.). Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

b. Representations and Warranties of the Holder . The Holder hereby represents and warrants to the Company as of the date hereof as follows: (i.) Purchase for Own Account. The Holder is acquiring the Securities solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention. (ii.). Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the merits and risk of this investment. (iii.). Ability to Bear Economic Risk. The Holder acknowledges that investment in the Securities involves a high degree of risk, and

represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment. (iv.) Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until: 1. There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or 2. The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances. 3. Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

c. No "Bad Actor" Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this paragraph and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

d. Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**")), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

e. Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

5. Transfer Restrictions.

(a) By taking and holding this Note, the Lender (1) acknowledges that this Note nor any shares of Preferred Stock that may be issued upon conversion of this Note have been registered under the Securities Act or any applicable state securities or blue sky law (collectively, "Securities Laws"); (2) agrees not to sell, transfer or otherwise dispose of this Note, and agrees not to sell, transfer or otherwise dispose of any such shares of Preferred Stock without registration unless the sale, transfer or disposition of such Preferred Stock can be effected without registration and in compliance with the Securities Laws; and (3) agrees not to sell, transfer or otherwise dispose of this Note or any portion thereof or interest therein except as otherwise expressly permitted herein. No part of this Note or any portion thereof or interest therein may be transferred, whether voluntarily, involuntarily or by operation of law, except to a Permitted Transferee as hereinafter defined. "Permitted Transferee" shall mean a successor by inheritance, intestate succession, or decree or other judicial order of separation to any interest in this Note or any portion thereof and who accepts by written instrument reasonably acceptable to Borrower each of the terms and conditions that govern this Note. Any certificate for shares of Preferred Stock issued upon conversion of this Note shall bear an appropriate legend describing the foregoing restrictions unless such shares of Preferred Stock have been effectively registered under the applicable Securities Laws.

(b) The Lender shall make available to Borrower such written information, presented in form and content satisfactory to Borrower, as Borrower may reasonably request, from time to time, in order to make the determination provided for above.

6. Default; Remedies. The entire unpaid principal balance and interest of this Note shall immediately be due and payable at the option of the holder hereof upon the occurrence of any one or more of the following events of default (each, an "Event of Default"):

(a) a failure by Borrower to pay the principal under this Note when due in accordance with the terms hereof;

(b) the entry of an order, judgment or decree by any court of competent jurisdiction granting Borrower relief as a debtor under the Federal Bankruptcy Code or otherwise adjudicating Borrower as a bankrupt or as insolvent or the making of an assignment for the benefit of creditors by Borrower, or the commencement by or against Borrower of a voluntary or involuntary case for relief as a debtor under the Federal Bankruptcy Code or the commencement of any other bankruptcy, insolvency, reorganization, arrangement, debt adjustment, receivership, liquidation, trusteeship, custodianship, or dissolution proceedings by or against Borrower, and, if instituted adversely, the consent by Borrower to the same or the admission in writing of the material allegations contained in the petition filed in said proceedings; provided, however, if any action as described herein shall be instituted against Borrower, Borrower shall have 90 days to dismiss such action; or

(c) the failure to have discharged within a period of ten days after the commencement thereof any attachment, sequestration, or similar proceedings against a significant portion of Borrower's assets; or

(d) the dissolution, liquidation, winding up or cessation of the business of the Borrower; or

(e) the failure to observe or perform any other covenant or provision of this Note which is not cured within 30 days after notice from Lender.

7. Cumulative Rights. No delay on the part of the holder of this Note in the exercise of any power or right under this Note or under any other instrument executed pursuant hereto shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.

8. Waiver. Borrower and all endorsers, sureties and guarantors of this Note waive demand, presentment, protest, notice of dishonor, notice of nonpayment, notice of intention to accelerate, notice of acceleration, notice of protest and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur, and agree to all extensions and partial payments, before or after maturity, without prejudice to the holder hereof. No waiver by Borrower of any of its rights or remedies hereunder or under any other document evidencing or securing this Note or otherwise shall be considered a waiver of any other subsequent right or remedy of Borrower; no delay or omission in the exercise or enforcement by Borrower of any rights or remedies shall ever be construed as a waiver of any right or remedy of Borrower; and no exercise or enforcement of any such rights or remedies shall ever be held to exhaust any right or remedy of Borrower.

9. Attorneys' Fees and Costs. In the event that, upon or following an Event of Default, this Note is collected in whole or in part through suit, arbitration, or mediation, of any nature then and in any such case there shall be added to the unpaid principal balance hereof all costs of collection including reasonable attorney's fees whether or not suit is filed.

10. Governing Law and Venue. This Note shall be governed by and construed in accordance with the laws of the State of Delaware. In the event of a dispute involving this Note, Borrower agrees that venue for such dispute shall be in any court of competent jurisdiction in Maricopa County, Arizona.

11. Headings. The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

12. Successors and Assigns. Borrower may not assign or transfer any of its rights or obligations hereunder without the prior written consent of Lender. Lender may at any time enter into assignment agreements or participations with its affiliates or, with the prior written consent of Borrower, other lenders, or persons. All stipulations, promises and agreements in this Note shall be binding on the successors and/or assigns of Borrower whether so expressed or not. Any assignee of Borrower or Lender shall agree in writing prior to the effectiveness of such assignment to be bound by the provisions hereof.

13. Severability. In the event any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

14. Notices. All notices and other communications hereunder shall be in writing or by telex, telegram, email, or telecopy, and shall be deemed to have been duly made when delivered in person or sent by telex, telegram, email, telecopy, same day or overnight courier, or 72 hours after having been deposited in the United States first class or registered or certified mail return receipt requested, postage prepaid. Notices shall be sent:

If to Lender:

____
____
____
____

If to Borrower:

Biodel AG, Inc.
3878 W. Farrell Road
Maricopa, Arizona 85138
Attn: Ben Cloud (CEO)
bcloud@biodelag.com

IN WITNESS WHEREOF, the undersigned, as a duly authorized officer of Borrower, has executed this Note on and as of the date first above written.

Biodel AG, Inc.

By:_______________________________
Ben Cloud, CEO

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Biodel AG Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

Investor Signature

By: [ENTITY NAME]

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited